SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of September, 2005



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____         Form 40-F     X
                                             -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______    No    X
                            -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CP SHIPS LIMITED
                                        ----------------
                                        (Registrant)

Date:  28 September 2005
                                        By:  /s/ JOHN BAKER
                                             ---------------------------
                                              Name: John Baker
                                              Title:   Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

    10.1     Press Release of CP Ships Limited "HAPAG-LLOYD'S              4
             ADOLF ADRION SUCCEEDS CP SHIPS' RAY MILES
             AS CHAIRMAN OF WORLD SHIPPING COUNCIL",
             dated 28 September2005

                                                                Exhibit 10.1


                 HAPAG-LLOYD'S ADOLF ADRION SUCCEEDS CP SHIPS'
                RAY MILES AS CHAIRMAN OF WORLD SHIPPING COUNCIL


GATWICK, UK (28th September 2005) - Adolf Adrion, CEO of Hapag-Lloyd Container Line, has been elected to a two-year term as Chairman of the World Shipping Council, the Washington, DC-based trade association that represents the international liner shipping industry.

He succeeds CP Ships CEO Ray Miles who has been Chairman since WSC's founding in 2000.

"With Adolf Adrion as Chairman, WSC's strong leadership will continue," said WSC President and CEO Christopher Koch. "Since the council was launched we have realized our objective of providing policymakers and the public a better understanding of the issues the liner shipping industry faces. More important, we have forged an excellent partnership with government to strengthen the security of the international supply chain. I thank Ray Miles for his counsel and leadership during what was a far more challenging first five years than any of us could have imagined."

"I am delighted to assume chairmanship of WSC," Mr Adrion said. "With the increased focus on security, the council's role has evolved significantly from the founding members' original expectations. I look forward to helping guide WSC as it continues to evolve as an important industry resource," Mr Adrion said.

Adolf Adrion has been a member of the executive board of Hapag-Lloyd AG and CEO of Hapag-Lloyd Container Line since March 2004. He began his career with the company in 1957.

WSC's member lines operate more than 90 percent of the liner industry's ship capacity serving US foreign commerce.

                                    -ends-

                                MEDIA CONTACTS

                                   CP Ships
                                Elizabeth Canna
                        Telephone: +44 (0)1293 861 921
                          Mobile: +41 (0)79 691 3764
                          elizabeth.canna@cpships.com
                          ---------------------------

                                  Hapag-Lloyd
                                  Klaus Heims
                          Telephone: +49 40 3001 2529
                           Mobile: +49 172 447 0135
                              klaus.heims@hlag.de
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